  Exhibit 99.1

CORDOVACANN TO MARKET PROPRIETARY BRANDED PRODUCTS IN OREGON

TORONTO, ONTARIO, July 16, 2019 – CordovaCann Corp. (CSE: CDVA) (OTCQB: LVRLF) (“Cordova” or the “Company”), a cannabis-focused consumer products company, announced today that it will launch a cannabis product line under the “Synergy Farms” brand name within its Oregon operations. As previously announced on June 21, 2019, Cordova solidified its Oregon-based platform and has advanced its planned vertically-integrated cannabis operation including cultivation, processing and retail. The Company is in the process of obtaining all necessary licensing approvals, issuances and/or transfers from the Oregon Liquor Control Commission (“OLCC”) to fully effect the implementation of its Oregon operations.

Cordova’s cultivation assets, including 6 acres of real estate in Clackamas County, Oregon and an indoor cultivation facility on the premises, are currently being utilized by Farms of the Future, Inc. (“FOTF”) to generate revenue and positive cash flow by selling premium flower. The Company has expanded the asset base on the premises through its greenhouse buildout which expands the cultivation capacity to nearly 10,000 sq. ft. of indoor canopy. These greenhouses will come online in phases throughout the remainder of the year and under current market conditions should lead to accelerated growth of both revenue and cash flow from operations.

The flower produced on the premises will be marketed under the Synergy Farms brand name which was previously used by FOTF and is currently recognized by a majority of dispensaries in the state of Oregon. Having an existing brand and distribution channel will provide a significant advantage in launching the Company’s cannabis derivative products in Oregon. Furthermore, the Company also plans to increase revenue and margins derived from branded products through the operation of the Company’s “Cannabilt” branded dispensary in Portland, Oregon, which is subject to OLCC approval.

Mr. Taz Turner, Chairman and CEO of Cordova, commented, “Cordova has firmly entrenched itself in Oregon and is now intently focused on growing its business throughout the state. The Synergy Farms branded flower and the planned Cannabilt dispensary will help fuel this growth, which should drive increasing revenue and cash flow generation. This cash flow will be used to further expand the products offered and Cordova’s overall operations.”

About CordovaCann Corp.

CordovaCann Corp. is a Canadian-domiciled company focused on building a leading, diversified cannabis products business across multiple jurisdictions including Canada and the United States. Cordova primarily provides services and investment capital to the processing and production vertical markets of the cannabis industry.

Forward-looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on currently available competitive, financial and economic data and management's views and assumptions regarding future events. Such forward-looking statements are inherently uncertain. The Company cannot provide assurances that the matters described in this press release will be successfully completed or occur. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: global economic and market conditions; the war on terrorism and the potential for war or other hostilities in other parts of the world; the availability of financing and lines of credit; successful integration of acquired or merged businesses; changes in interest rates; management's ability to forecast revenues and control expenses, especially on a quarterly basis; unexpected decline in revenues without a corresponding and timely slowdown in expense growth; the Company's ability to retain key management and employees; intense competition and the Company's ability to meet demand at competitive prices and to continue to introduce new products and new versions of existing products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance; relationships with significant suppliers and customers; as well as other risks and uncertainties, including but not limited to those detailed from time to time in the Company's public filings on EDGAR and SEDAR. The Company undertakes no obligation to update information contained in this press release. For further information regarding risks and uncertainties associated with the Company's business, please refer to the risks and uncertainties detailed from time to time in the Company's EDGAR and SEDAR filings.

Company Contact:

Taz Turner
Chief Executive Officer
taz@cordovacann.com
(917) 843-2169